NO ACT

PE
1-15-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

16004250

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 08 2016

Washington, DC 20549

March 8, 2016

Michael A. Schwartz
Willkie Farr & Gallagher LLP
mschwartz@willkie.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-8-16

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 15, 2016

Dear Mr. Schwartz:

This is in response to your letters dated January 15, 2016 and February 2, 2016 concerning the shareholder proposal submitted to IPG by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 21, 2016 and February 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 15, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

We are unable to concur in your view that IPG may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that IPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 9, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Interpublic Group of Companies, Inc. (IPG)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2016 no-action request.

This second attempt by IPG to mischaracterize the Proposal hinges on the Company assertions concerning the following provision:

> No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

IPG argues the provision is a "categorical directive" that unnecessarily ties the Board's hands.

> As a result, the Board is faced with the task of fleshing out principles-based directives but can never be sure whether, in choosing one interpretation over another (such as the interpretation of the term "beneficial ownership" or whether to round up or down in setting the number of director nominees) or adding a provision to give meaning to another (such as including a full indemnification requirement to clarify a certification that the Nominator will "assume liability"), it will violate the No Additional Restrictions Provision.

IPG argues the Proposal is "rendered vague, indefinite and misleading in light of the No Additional Restrictions Provision." (Their emphasis)

As indicated in my prior response, this is a principles-based Proposal. The SEC's vacated rule on proxy access, Rule 14a-11, was well over 400 pages long. Proxy access proponents are limited to 500 words. The Proposal is intentionally precatory, not a binding bylaw proposal, in order to give the Board flexibility.

The word "should" is used intentionally in the No Additional Restrictions Provision to clearly state the proponent's wishes. Apart from the provisions specifically outlined in the Proposal, the Board ought to treat its own nominees and those of shareholders the same by imposing no additional restrictions on the shareholder nominees. The word "must" conveys a firm inflexible requirement, while the word "may" provides more discretion than intended. The word "should" conveys to the Board the proponent's firm desire, without tying their hands.

As indicated in my previous letter, shareholders view substantial implementation in a way similar to how SEC staff does when reviewing requests for no-action letters under (i)(10). Where the shareholder specifies a range of percentages (10% to 25%), the staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end. Likewise the staff has found substantial implementation when the shareholder proposal includes no specific guidance.

The IPG board would be expected to prudently design its bylaws conservatively within the framework of the language contained in the Proposal and in the context of current best practices, after consulting with its shareholders. If IPG adopts and presents for shareholder approval a proxy access proposal that rounds up, instead of down in setting the number of shareholder nominees, and shareholders find that objectionable, shareholders can either vote the Board's proposal down or approve it and seek to "correct" undesirable provisions later. There is no requirement in SEC regulations that a proposal be so precise that further action will never be needed.

Based on the facts, as stated above, IPG has *not* substantially met the burden of Rule 14a-8(g) in demonstrating objectively that this proposal on shareholder proxy access is materially or materially false or materially misleading.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Robert Dobson <rdobson@interpublic.com>

WILLKIE FARR & GALLAGHER LLP

MICHAEL A. SCHWARTZ
212 728 8267
mschwartz@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 2, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Interpublic Group of Companies, Inc.*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, The Interpublic Group of Companies, Inc. (the "**Company**"), in response to the letter dated January 21, 2016 (the "**Proponent's Letter**") from John Chevedden, on behalf of Kenneth Steiner (the "**Proponent**"), in which the Proponent contends that the Company has not sustained its burden of establishing that the shareholder proposal submitted by the Proponent (the "**Proposal**") may be excluded from the Company's 2016 proxy materials under Rule 14a-8(i)(3). For the reasons set forth below and in our letter of January 15, 2016 (the "**Company Letter**"), we believe that is not the case. Copies of the Proponent's Letter, the Company Letter and the Proposal are attached hereto as Exhibits I, II and III, respectively.

The Proposal

The Proposal requests that the Company's Board of Directors (the "**Board**") adopt, and present to the Company's shareholders for their approval, a "proxy access" bylaw requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to the bylaw. The Proposal sets forth various criteria for the bylaw to meet. It further directs the Board, in crafting the requested bylaw, that "[n]o additional restrictions that do not apply to the other board nominees should be placed on these nominations or re-nominations" (the "**No Additional Restrictions Provision**").

The Company Letter seeks the concurrence of the Staff of the Division of Corporation Finance in the Company's exclusion of the Proposal from the proxy materials for its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**") pursuant to Rule 14a-8(i)(3) on three separate grounds: (i) the No Additional Restrictions Provision is vague, indefinite and misleading, (ii) various terms or provisions included in the Proposal, including the term "beneficial ownership" are rendered vague, indefinite and misleading by virtue of the No Additional Restrictions Provision, and (iii) the term "beneficial ownership" is vague, indefinite and misleading even without regard to the No Additional Restrictions Provision.

The No Additional Restrictions Provision

The Proponent's Letter argues that the Company has not demonstrated that the No Additional Restrictions Provision is, by itself, vague, indefinite and misleading. The letter states that "[the Company] argues the provision can be interpreted several ways and makes the argument by adding additional alternative words to the provision. However, without the additional words, the provision's intent remains clear."

We believe the Company Letter has amply demonstrated that the No Additional Restrictions Provision is, in fact, susceptible of multiple interpretations. To illustrate some of those different meanings, the Company Letter added examples of the words that a shareholder or director would have to read into the provision in order to make sense of its ambiguous language. While the Proponent's Letter simply asserts, without more, that the language is clear without the "additional alternative words," the Company Letter gives concrete examples of three clearly different meanings (illustrated by, but certainly not dependent on, the additional words) that might fairly be understood from the No Additional Restrictions Provision.

In addition, to buttress its claim that the No Additional Restrictions Provision is clear, the Proponent's Letter observes that four proponents (two of whom are the Proponent and the author of the Proponent's Letter) have included the No Additional Restrictions Provision "in dozens of proxy access proposals. None, other than [the Company], indicated any difficulty understanding the provision." However, the fact that recipients other than the Company chose not to challenge that provision on Rule 14a-8(i)(3) grounds does not mean that the provision is not vague, indefinite and misleading. In fact, the No Additional Restrictions Provision appears only to have been introduced into proxy access proposals in recent months, and based on the no-action request letters made public to date, the majority of companies seeking to exclude proxy access proposals with this provision have chosen to implement their own form of proxy access bylaw (or had already done so before receiving the proposal) and therefore have sought to exclude the proposal under Rule 14a-8(i)(10). For those companies, there was no need to challenge the ambiguities inherent in or resulting from the No Additional Restrictions Provision.

"Principles-Based" Proposal and the No Additional Restrictions Provision

Referring to the No Additional Restrictions Provision, the Proponent's Letter argues that "[l]ike most provisions in the proxy access proposal, this one is principles-based, rather than specified through exact terms. Shareholders view substantial implementation in a way similar to how SEC staff does when reviewing requests for no-action letters under (i)(10)."

Unlike most other principles-based provisions of the Proposal, the No Additional Restrictions Provision is a categorical directive. Whatever else it means, "[n]o additional restrictions" (emphasis supplied) means "none." It does not mean that "some" restrictions are acceptable so long as the proposal is "substantially implemented." The essence of a principles-based directive is that it describes the intended result the Proponent wishes to achieve. However, the No Additional Restrictions Provision goes well beyond describing an intended result; rather, it imposes limitations on what the Board can do to implement the proposal. As a result, the Board is faced with the task of fleshing out principles-based directives but can never be sure whether, in choosing one interpretation over another (such as an interpretation of the term "beneficial ownership" or whether to round up or down in setting the number of director nominees) or adding a provision to give meaning to another (such as including a full indemnification requirement to clarify a certification that the Nominator will "assume liability"), it will violate the No Additional Restrictions Provision.

Tellingly, the Proponent's Letter does not address the Company Letter's argument that the various terms and provisions included in the Proposal are rendered vague, indefinite and misleading in light of the No Additional Restrictions Provision. With the Board caught between having to flesh out "principles based" provisions of the Proposal and not knowing whether it will violate the No Additional Restrictions Provision when doing so, the Company Letter makes clear how significant elements of the Proposal are misleading. While the Proponent challenges the Company's arguments as to the vagueness and indefiniteness of key terms and provisions of the Proposal in Sections I.B.1 (beneficial ownership), I.C (number of nominees permitted), I.D (assumption of liabilities) and I.E (continuity of ownership) of the Company Letter, the Proponent's Letter completely ignores the critical fact that those arguments were explicitly made in light of the existence of the No Additional Restrictions Provision.

Conclusion

For the reasons set forth above and in the Company Letter, we respectfully remain of the view that the Company may exclude the Proposal from the Company's 2016 Proxy Materials under Rule 14a-8(i)(3).

Very truly yours,

Michael A. Schwartz

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden
Andrew Bonzani, Esq.
Robert J. Dobson, Esq.
Gregory Astrachan, Esq.

Exhibit I

Proponent's Letter

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 21, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Interpublic Group of Companies, Inc. (IPG)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2016 no-action request.

In permitting the exclusion of proposals, Rule 14a-8 imposes the burden of proof on companies. See Rule 14a-8(g). Companies seeking to establish the availability of subsection (i)(3), therefore, have the burden of showing the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

As further clarified in Staff Legal Bulletin 14B (September 15, 2004), "the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." (Emphasis in the original.)

The Proposal may not be excluded under Rule 14a-8(i)(3) because IPG has failed to demonstrate that it is either materially false or materially misleading.

IPG claims the following provision of the Proposal is materially misleading because it is susceptible to multiple meanings:

> No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

IPG argues the provision can be interpreted several ways and makes this argument by adding additional alternative words to the provision. However, without the additional alternative words, the provision's intent remains clear.

The "no additional restrictions" provision in question has been used by James McRitchie, Myra K. Young, Kenneth Steiner and John Chevedden in dozens of proxy access proposals. None, other than IPG, indicated any difficulty understanding the provision. Most companies included a few additional restrictions for shareholder nominees in their formal bylaws but noted equivalent provisions applied to board nominees through less formal procedures.

Like most provisions in the proxy access proposal, this one is principles-based, rather than specified through exact terms. Shareholders view substantial implementation in a way similar to how SEC staff does when reviewing requests for no-action letters under (i)(10). Where the shareholder specifies a range of percentages (10% to 25%), the staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end. Likewise the staff has found substantial implementation when the shareholder proposal includes no specific guidance.

The SEC's vacated rule on proxy access, Rule 14a-11, was well over 400 pages long. Proxy access proponents are limited to 500 words. By design, proxy proposals must be primarily focused on principles. This results in a good process, where the procedures required are left to management to design in a way that meets the company's specific situation.

IPG claims the term "beneficial ownership" is not defined in the proposal and is therefore "vague, indefinite and inherently misleading in and of itself, without regard to the No Additional Restrictions Provision." They speculate that a shareholder might be "very surprised" to find that a 5% beneficial owner might be ineligible for proxy access because of how it holds or hedges its securities. We trust the board of IPG to design its bylaws to take a conservative approach. For example, 100% of bylaws adopted to date measure ownership on a "net long" basis.

IPG also claims the number of directors to be nominated is vague because the board could, for example, round fractions up or down to the nearest "whole nominee." This is another attempt at obfuscation. All proxy access bylaws to date round down, as did Rule14a-11. IPG provides no evidence the terms regarding the number of directors to be nominates are materiality false or misleading.

With regard to complying with solicitation rules, assuming liability and providing indemnification relating to nominations, the vast majority of companies require nominating shareholders to make similar representations and agreements with the company. IPG provides no evidence supporting their contention that the proposal's provisions regarding indemnification, which are identical to those of most proxy access proposals, are materially false or misleading.

Finally, IPG raises an odd specter regarding the proposal's provision that a nominator must "continuously for at least three years before submitting the nomination" own 3% of the Company's outstanding common stock. Under IPG's professed reading, the Company would not be precluded from adopting bylaws that would allow a shareholder who held for three years but sold before submitting a nomination to still be able to submit the nomination and have it included. Dozens of bylaws have been enacted as a result of this identical language being submitted to companies and their shareholders. No board has interpreted such a directive from shareholders to mean nominating shareholders don't need to own stock when they make their nominations.

Based on the facts, as stated above, IPG has *not* substantially met the burden of demonstrating objectively that Mr. Steiner's proposal on shareholder proxy access is materially or materially false or materially misleading. This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Robert Dobson <rdobson@interpublic.com>

Exhibit II

Company Letter

WILLKIE FARR & GALLAGHER LLP

MICHAEL A. SCHWARTZ
212 728 8267
mschwartz@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 15, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Interpublic Group of Companies, Inc.*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client, The Interpublic Group of Companies, Inc., a Delaware corporation (the "**Company**"), which requests confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 ("**Rule 14a-8**") under the Securities Exchange Act of 1934 (the "**Exchange Act**"), the Company excludes the enclosed stockholder proposal and supporting statement (the "**Proposal**") submitted by Kenneth Steiner (the "**Proponent**") from the Company's proxy materials for its 2016 annual meeting of stockholders (the "**2016 Proxy Materials**").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "**Board**") adopt, and present to the Company's shareholders for their approval, a "proxy access" bylaw requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to the bylaw. The Proposal sets forth various criteria for the bylaw to meet; it further directs the Board, in crafting the requested bylaw, that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations" (the "**No Additional Restrictions Provision**").

A copy of the Proposal, including the introductory and supporting language of the Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and thus materially false and misleading in violation of Rule 14a-9.

I. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

The Staff has consistently taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("**SLB 14B**"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting for or against"). The Staff has further explained that a stockholder proposal can be sufficiently misleading and subject to multiple interpretations and therefore excludable under Rule 14a-8(i)(3) when the company and its stockholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal is vague, indefinite and misleading in at least the following respects, each of which is described below in more detail:

- The Proposal contemplates that the Board will fashion a bylaw provision meeting the criteria set forth in the Proposal. In order to implement the Proposal's criteria in a form definite enough to function as, and be enforced as, a corporate bylaw, the Board will have to flesh out the general directive that the Board adopt a "proxy access" bylaw that meets those criteria. The No Additional Restrictions Provision is vague, indefinite and misleading because it is susceptible of multiple interpretations and because neither the shareholders when voting on the Proposal nor the Board when fashioning the requested bylaw would know what terms or provisions of the requested bylaw would constitute "additional restrictions" prohibited by the No Additional Restrictions Provision.

- Various terms or provisions included in the Proposal's criteria that the requested bylaw must meet commonly have multiple meanings or interpretations. In order to implement the Proposal's criteria in a form definite enough to function as, and be enforced as, a corporate bylaw, the Board will have to make decisions as to the definitions, meanings or operation of significant terms or elements of these criteria, and in making these decisions the Board will not know whether its decisions are contrary to the No Additional Restrictions Provision. In particular, the following terms or provisions of the Proposal's criteria are rendered vague, indefinite and misleading by virtue of the No Additional Restrictions Provision:

    - The definition of the term "beneficial ownership,"

    - Fixing the precise number of shareholder nominees to be included in the Company's proxy materials,

    - The meaning of the Nominator's certification that it will "assume" certain liability arising from its communications with the Company's shareholders,[1] and

    - The continuity of ownership requirement for the Nominator.

- Additionally, the term "beneficial ownership" is vague, indefinite and misleading in and of itself, without regard to the No Additional Restrictions Provision, because it is not defined in the Proposal and is subject to multiple interpretations such that the Company's shareholders, if asked to vote on the Proposal, would be unable to determine the Proposal's scope.

---

[1] "Nominator" is defined in the Proposal to mean "a shareholder or an unrestricted number of shareholders forming a group" who may nominate any person for election to the Board.

A. The No Additional Restrictions Provision is vague, indefinite and misleading.

1. The No Additional Restrictions Provision is susceptible of multiple meanings.

The No Additional Restrictions Provision provides: "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations." The double negative construction of this sentence is confusing and susceptible of multiple meanings, including, at least, the following:

a. The No Additional Restrictions Provision might be read to be limited strictly to restrictions that relate to the nominees that might be nominated or re-nominated under the requested bylaw. To read it this way, one would in effect read into the sentence (as being understood) the following underlined words: "[n]o additional restrictions <u>relating to board nominees</u> that do not apply to other board nominees should be placed on these nominations or re-nominations." This reading seems to depart from the sense of the original because the original language states that the restrictions are not to be "placed on these nominations or re-nominations"; it does not state that the restrictions are not to be "placed on board nominees." Nonetheless, based on this narrow reading, the provision would not allow, for example, an age limit for nominees under the requested bylaw unless that age limit were to apply to all Board nominees, not just those nominated under the bylaw. However, under this narrow reading of the No Additional Restrictions Provision, the provision would not prohibit restrictions on any other aspect of "nominations or re-nominations," such as the eligibility of the Nominator or the manner in which the nomination or re-nomination is made; and, by implication, might be read as permitting restrictions on these other aspects of nominations or re-nominations. For example, this narrow reading of the No Additional Restrictions Provision would not prohibit a provision that voids nominations or re-nominations if the Nominator (including all members of a group of shareholders) fails to attend the relevant shareholders meeting and formally make the nomination in person at the meeting.

b. A broader reading of the No Additional Restrictions Provision is that it applies to <u>any</u> restrictions that might be "placed on these nominations or re-nominations" and that are additional to the restrictions (whatever they may be) included in the Proposal. In this reading, the phrase "that do not apply to other board nominees" serves as an exception, such that if a restriction relates to a Board nominee it will only be permitted if it applies to any and all Board nominees and if the restriction applies to any other aspect of a nomination, such as the eligibility of a Nominator or compliance with the informational or certification requirements, it would not be permitted, without exception, if it constituted an "additional restriction." It would be permissible under this reading of the No Additional Restrictions Provision to impose, for example, an age limit for nominees under the requested bylaw so long as the age limit applies equally to any and all other Board nominees. Also, under this broader reading, in which the additional restrictions that are prohibited are not limited to those that relate to Board nominees, the No Additional Restrictions Provision would prohibit a provision that voids nominations or re-nominations if the Nominator (including all members of a group of shareholders) fails to attend the relevant shareholders meeting and formally make the nomination at the meeting in person.

c. Yet another broad reading of the No Additional Restrictions Provision is that it applies to any restrictions (additional to those in the Proposal) imposed on any aspect of a nomination or re-nomination, including matters relating to the nominee, to the Nominator or to the manner in which the nomination is made. The provision would prohibit the imposition of such a restriction unless it applied equally both to nominations under the requested bylaw and to any other nomination (including nominations by a shareholder under the existing provisions of the Company's bylaws and nominations by the Board). To read it this way, one would in effect read into the sentence (as being understood) the following underlined words: "[n]o additional restrictions that do not apply to the nomination or re-nomination of other board nominees should be placed on these nominations or re-nominations." This appears to be closer to the sense of the actual language of the No Additional Restrictions Provision because it preserves the sense of the original that restrictions are not to be placed "on these nominations or re-nominations." In this reading, the phrase "that do not apply to the nomination or re-nomination of other board nominees" serves as an exception, and allows restrictions on any aspect of nominations and re-nominations, including matters relating to the nominee, to the Nominator or to the manner in which the nomination is made, so long as they are imposed not only on nominations under the requested proxy access bylaw but also on other nominations. Under this reading, the No Additional Restrictions Provision would prohibit a restriction that applies only to the requested bylaw and voids nominations or re-nominations if the Nominator (including all members of a group of shareholders) fails to attend the relevant shareholders meeting and formally make the nomination at the meeting in person. Conversely, such a provision would not be prohibited in the requested bylaw if the same provision were to apply to all Board nominations, however made.

Given the confusing construction of the No Additional Restrictions Provision, all of these readings of the provision, and others, are plausible, and it is impossible to tell from the Proposal without guessing which is intended. Yet each of these readings results in very different outcomes, and the fact that there are multiple interpretations makes the Board's task of fashioning the requested bylaw impossible since it will never know if it is complying with the No Additional Restrictions Provision. Consequently, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

2. *The term "additional restrictions" is vague and indefinite.*

In order to understand the meaning of "additional restrictions," it is necessary to understand which "restrictions" the Proposal refers to. And once it is understood which restrictions the Proposal refers to, it is necessary to understand what restrictions would be "additional." None of this is clear from the Proposal.

The Proposal sets forth criteria that broadly fall into the following categories: (i) the share ownership requirement for a shareholder's or group's eligibility to nominate, (ii) the number of nominees that must be included in proxy materials, (iii) the deadline for submitting the nomination notice, (iv) the Disclosure to be included in the nomination notice,[2] (v) certain certifications required to be made by the Nominator, (vi) the Statement that can be included in the proxy materials,[3] and (vii) specific matters as to which the Board should adopt procedures: promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations and the priority given to multiple nominations exceeding the one-quarter limit. Items (i) through (vi) above appear to be, or in part to embody, restrictions on the nomination right to be granted by the requested bylaw.

Item (vii), however, presents a significant interpretive problem. The specific language of this criterion is: "The Board should adopt procedures for promptly resolving disputes over whether the notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit." It is not at all clear whether this directive constitutes a "restriction" or whether, if the Board were to adopt any procedure for resolving other disputes (for example, disputes over whether a Nominator satisfied the 3% eligibility criterion or over the adequacy of a Nominator's certifications), or any other procedure that did not involve dispute resolution, such other procedure adopted by the Board would be an "additional" restriction and would violate the No Additional Restrictions Provision.

Moreover, it is not clear whether "additional restrictions" refers only to restrictions other than those specifically addressed in the Proposal, as listed above, or whether it refers to any "restriction" that is imposed in connection with fleshing out any of the foregoing criteria in order to develop provisions that can function as, and be enforced as, a corporate bylaw. For example, the Proposal requires that a Nominator must give the Company "proof it owns the required shares." In fashioning the requested bylaw, the Board might conclude that, in order to provide for certainty of application and to minimize potential disputes, it is necessary or desirable to include the specific means (such as those in Rule 14a-8(b)(2)) by which shareholders or groups of shareholders must demonstrate their requisite ownership. Such a procedure would necessarily impose requirements on each shareholder or group seeking to make a nomination, such as having to obtain letters or statements as to continuous ownership from banks or brokers, and it is not clear whether these requirements would constitute "additional restrictions" that would violate the No Additional Restrictions Provision.

---

2 The Proposal defines the "Disclosure" as the information that must be given by the Nominator to the Company pursuant to the Company's bylaws and any Commission rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares.

3 The Proposal defines "Statement" as a statement, not exceeding 500 words, in support of a Nominator's nominees that the Nominator may submit to the Company along with the Disclosure.

B. The term "beneficial ownership" is vague, indefinite and misleading.

1. In light of the No Additional Restrictions Provision.

The Proposal requires that the Nominator has "beneficially owned 3% or more of the Company's outstanding common stock...." Although it is a key factor in determining a Nominator's eligibility, the term "beneficial ownership" is not defined in the Proposal. The Board, therefore, is called upon by the Proposal to provide a useful and workable definition, but in light of the No Additional Restrictions Provision it is not clear how the Board would choose a definition without violating the Proposal itself.

There are many ways in which ownership can be defined, including definitions found in the securities laws and a vast variety of commercial and governance settings. Some of these definitions are more restrictive than others, such that a person or group might be deemed eligible to make nominations under one definition but not under another. If the Board were to choose a definition that in some respects is more restrictive than another definition, it would not know whether it was violating the No Additional Restrictions Provision.

For example, the Board might consider that many shareholders, in contemplating the meaning of beneficial ownership in the context of "proxy access," might think about the eligibility standard established in Rule 14a-8. Under that standard, a shareholder who has continuously "held" for at least one year either $2,000 in value of a company's shares or 1% of the company's shares outstanding, is entitled to have a qualifying proposal (but not a nomination) included in the company's proxy materials. Since the proxy access bylaw requested by the Proposal in effect would extend the Rule 14a-8 shareholder proposal right to nominations, the Rule 14a-8 standard might be an attractive basis on which to define "beneficial ownership."

Another very plausible definition of "beneficial ownership," however, might be derived from the standard adopted by the Commission in vacated Exchange Act Rule 14a-11 ("**Rule 14a-11**") for determining a nominating shareholder or group's eligibility under the 3% test in that rule. The Rule 14a-11 standard, which was carefully calibrated by the Commission to take into account specific concerns raised in the proxy access context, would also be a very attractive basis on which to model a beneficial ownership definition. However, Rule 14a-11's ownership standard is more restrictive than the Rule 14a-8 standard in a number of ways. Among other things, any short position that a prospective proponent establishes will reduce its ownership under Rule 14a-11 (*see Instruction 3 to Rule 14a-11(b)(1)*), whereas short positions are not taken into account for eligibility purposes under Rule 14a-8. Because a standard based on Rule 14a-11 is more restrictive than one based on Rule 14a-8, the Board would violate the No Additional Restrictions Provision, or at least would not know if it was violating the No Additional Restrictions Provision, if it were to choose a standard based on Rule 14a-11.

Although it would be less restrictive than a definition based on Rule 14a-11, a definition based on Rule 14a-8 would also be problematic. As required under the SEC's proxy rules, the Company includes in its annual meeting proxy statements a beneficial ownership table for its directors and executive officers and for 5% beneficial owners of its shares. The "beneficial ownership" standard used for this table (which would appear in the same proxy statement as the

Proposal if the Proposal is not excluded) is the "beneficial ownership" definition found in Exchange Act Rule 13d-3 ("**Rule 13d-3**"). This definition is substantially less restrictive than one based on Rule 14a-8 because a person beneficially owns shares if the person has, among other things, the right to vote or direct the voting of the shares, or the right to dispose or direct the disposition of the shares. Under a definition based on Rule 13d-3, for example, an investment adviser would "beneficially own" the shares held in client accounts where it had either voting or dispositive power over the shares, whereas such ownership by an investment adviser would not qualify it for proxy access under a definition based on Rule 14a-8.

Alternatively, while the Board could adopt the broader Rule 13d-3 definition for the requested bylaw, that definition itself is more restrictive than the definitions of beneficial ownership found in virtually all shareholder rights plans today because virtually all rights plan definitions of beneficial ownership, for example, do not limit beneficial ownership through options and other acquisition rights to options and rights that are exercisable within 60 days.

Regardless of the definition the Board might choose in implementing the Proposal by fashioning a bylaw for presentation to the Company's shareholders, the chosen definition most certainly would in some respects be more restrictive than some other plausible definition and as a result the Board would violate, or not know whether it was violating, the No Additional Restrictions Provision.

2. ***Without regard to the No Additional Restrictions Provision.***

Further, the fact that "beneficial ownership" is not defined makes it vague, indefinite and inherently misleading in and of itself, without regard to the No Additional Restrictions Provision. As set out above, the term "beneficial owner" may have a host of different meanings, including those found in Rules 14a-8, 14a-11 and 13d-3, on which the Proposal provides no guidance.

A shareholder voting on the Proposal might well believe that a person or group that has been listed in the Company's last three proxy statements as the "beneficial owner" of more than 5% of the Company's common stock would be eligible for proxy access. That same shareholder might be very surprised to find, however, that that 5% beneficial owner is ineligible for proxy access because its holdings were partly in options or convertible securities and the Board had made the same choice that the Commission made in adopting the Rule 14a-11 ownership standard for proxy access purposes. The lack of specificity regarding "beneficial ownership" and the wide range in eligibility outcomes under various possible definitions means that the Board's implementation of the Proposal might be significantly different than what was envisioned by the shareholders voting on the Proposal and therefore excludable under Rule 14a-8(i)(3). See *Fuqua Industries, Inc.* (Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal"); SLB 14B (exclusion may be appropriate under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

C. Number of directors to be nominated is vague, indefinite and misleading in light of the No Additional Restrictions Provision.

The Proposal states that "the number of shareholder-nominated candidates appearing in proxy materials should not exceed one-quarter of the directors then serving or two, whichever is greater." Because the "one-quarter" limit applies to the number of directors on the Board, it is not clear how the Board would be expected to treat any circumstance where 25% would result in a fractional number. Since no clarification is contained in the Proposal, the Board would have to resolve the issue in the bylaw requested by the Proposal, and in doing so choose between violating an express criterion of the proposal or the No Additional Restrictions Provision.

The Company currently has 10 directors, one quarter of which results in 2.5 nominees to the Board. It is unclear under the Proposal whether 2.5 should be rounded up to 3 nominees or rounded down to 2 nominees. The Board would have to make the choice, and the shareholders asked to vote on the Proposal would not know whether they were voting to request a bylaw allowing (at the Board's current size) 2 or 3 shareholder-designated nominees to be presented in the Company's proxy materials.

Moreover, if the Board were to determine to round fractions up or down to the nearest "whole nominee," the Board would not know whether it was complying with the requirements of the Proposal or not. For example, with the Company's Board of 10 directors, rounding up would result in allowing 3 shareholder-designated nominees. However, this rounding arguably results in shareholder-designated nominees constituting 30% of the Board, beyond the Proposal's applicable limit of "one-quarter of the directors then serving." Rounding down would result in 2 nominees, or less than one-quarter of the Board, potentially violating the No Additional Restrictions Provision. The Board would be faced with the dilemma of having to select between these two potential violations of the Proposal, as well as a possible implementation of the Proposal that might be significantly different than what was envisioned by the shareholders voting on the Proposal.

D. The required certification that the Nominator will assume liability is vague, indefinite and misleading in light of the No Additional Restrictions Provision.

The Proposal states that the Nominator must certify that it will "assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders." The meaning and scope of this provision is not clear, nor is it clear how the Board can clarify this language without violating the No Additional Restrictions Provision.

Because the Proposal's description of this certification does not identify whose liability the Nominator will assume, it is not actually clear whether persons other than the Nominator, or which persons other than the Nominator, who suffer liability as a result of the Nominator's solicitation materials will benefit from the Nominator's "assumption" of liability or on what terms that liability may be assumed. It is not clear, for example, whether the Nominator must indemnify the Company for any amounts the Company is forced to pay; whether there are circumstances in which payment would not be made or would be limited; whether this "assumption" applies only if the Nominator is permitted to defend the parties who might be liable; whether the Nominator's payment of the liability is required before the person liable must pay it, immediately after the person liable pays it, or only after the exhaustion of all appeals; or whether costs and expenses are included in the "assumption" of liability. The Board would need to expand on the assumption of liability concept in order to flesh out this requirement of the Proposal, but the Board would not know whether any particular clarification or supplementation (such as an express indemnity for costs, expenses, fees and losses, or some subset thereof, resulting from the Nominator's solicitation materials) constitutes an "additional restriction" on nominations and would therefore violate the No Additional Restrictions Provision. Similarly, the shareholders voting on the Proposal might expect that the Company would be held harmless in virtually all cases of liability stemming from the Nominator's solicitation materials, but the Board would not know whether it could implement that result due to the inherent ambiguity of the "assumption" language of the Proposal and the No Additional Restrictions Provision.

E. The continuity of ownership requirement is vague, indefinite and misleading in light of the No Additional Restrictions Provision.

The Proposal provides that a Nominator must "continuously for at least three years before submitting the nomination" beneficially own 3% or more of the Company's outstanding common stock. Again, this language is open to multiple definitions and interpretations, leaving the Board to guess at a continuity of ownership provision that would be consistent with the Proposal. The Proposal's language only specifies a continuous holding period of three years "before" submitting the nomination, which would potentially allow any prior three-year period of continuous ownership to enable a Nominator to submit a nominee, not just the three years leading up to and including the day of the submission. As written, it is unclear from the Proposal whether a shareholder who held 6% of the Company's shares continuously for six years but sold more than half of its holdings one day before (or three months before) submitting a nomination would be still be eligible to submit the nomination.

The Proposal's use of the word "before" leaves an ambiguity that, in order to avoid uncertainty of application and potentially time-consuming and costly disputes, the Board would be responsible for clarifying in any bylaw that it adopts. If the Board were to borrow from Rule 14a-8(b)(1) and specify in the requested bylaw that the requisite shares must have been held continuously for at least three years as of the date the shareholder or group submits the proposal, such a determination could be viewed as an additional restriction on the persons who can submit a nomination, and the Board would not know whether it had violated the No Additional Restrictions Provision. Conversely, if the Board were to clarify that continuous ownership for any period prior to submission of a nomination would meet the requirement, any number of shareholders who voted on the Proposal might be surprised to find that a nomination was being made by a person who only held 100 shares, rather than 3%, at the time of nomination and for some time before making the nomination.

* * *

As outlined above, the No Additional Restrictions Provision of the Proposal, and a number of key terms in light of the No Additional Restrictions Provision – the definition of beneficial ownership, the determination of the number of nominees to be included in the Company's proxy materials, the Nominator's assumption of liability and the determination of the continuity of ownership requirement – are vague, indefinite or susceptible to multiple interpretations. These ambiguities raise questions such as whether a shareholder who no longer owns more than a few shares will be permitted to nominate directors for inclusion in the Company's proxy materials; whether a shareholder who beneficially owns 3% of the Company's shares solely through options or who owns 3% but has fully hedged its position can nominate under the requested bylaw; and whether two or three directors can be nominated under the bylaw. These ambiguities are about material matters, and each and all together render the Proposal materially false and misleading such that it should be excluded under Rule 14a-8(i)(3).

II. The Proposal may not be revised as the defects in the Proposal are not easily corrected and would require revisions that would not be minor in nature.

In Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB 14**"), the Staff notes that it has a "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." Further, in Staff Legal Bulletin No. 14B (September 15, 2004) ("**SLB 14B**") the Staff again expresses its intent to limit the editing of shareholder proposals to "minor defects that could be corrected easily."

The Proposal specifically asks the Board to "adopt" a proxy access bylaw and imposes two requirements for doing so: (1) the bylaw must meet the criteria specified in the Proposal and (2) under the No Additional Restrictions Provision, certain undefined "additional restrictions" are not to be placed on the nominations. These criteria and the No Additional Restrictions Provision are central to the request the Proposal makes of the Board because they tell the Board what it should do and what it cannot do in fashioning the proxy access bylaw that the Proposal requests the Board to adopt. Revision or elimination of either of these would not be minor in nature because it would fundamentally alter the Proposal and result in a completely new proposal. Therefore, consistent with SLB 14 and SLB 14B, we respectfully ask that the Staff agree the Proposal should not be permitted.

CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal in its entirety from its 2016 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2016 Proxy Materials.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 728-8267 or mschwartz@willkie.com.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 728-8267 or mschwartz@willkie.com.

Very truly yours,

Michael A. Schwartz

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden
Andrew Bonzani, Esq.
Robert J. Dobson, Esq.
Gregory Astrachan, Esq.

Exhibit III

Proposal

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Andrew Bonzani
Corporate Secretary
The Interpublic Group of Companies, Inc. (IPG)
1114 Ave of the Americas
19th Floor
New York NY 10036
Phone: 212 704-1200
PH: 212 704 1350
FX: 212 403 7710

Dear Mr. Bonzani,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16***) at:
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10/25/15
Date

cc: Robert Dobson <rdobson@interpublic.com>
PH: (212) 704-1350
FX: (212) 704-2236

[IPG – Rule 14a-8 Proposal, December 10, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 21, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Interpublic Group of Companies, Inc. (IPG)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 15, 2016 no-action request.

In permitting the exclusion of proposals, Rule 14a-8 imposes the burden of proof on companies. See Rule 14a-8(g). Companies seeking to establish the availability of subsection (i)(3), therefore, have the burden of showing the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

As further clarified in Staff Legal Bulletin 14B (September 15, 2004), "the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." (Emphasis in the original.)

The Proposal may not be excluded under Rule 14a-8(i)(3) because IPG has failed to demonstrate that it is either materially false or materially misleading.

IPG claims the following provision of the Proposal is materially misleading because it is susceptible to multiple meanings:

> No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

IPG argues the provision can be interpreted several ways and makes this argument by adding additional alternative words to the provision. However, without the additional alternative words, the provision's intent remains clear.

The "no additional restrictions" provision in question has been used by James McRitchie, Myra K. Young, Kenneth Steiner and John Chevedden in dozens of proxy access proposals. None, other than IPG, indicated any difficulty understanding the provision. Most companies included a few additional restrictions for shareholder nominees in their formal bylaws but noted equivalent provisions applied to board nominees through less formal procedures.

Like most provisions in the proxy access proposal, this one is principles-based, rather than specified through exact terms. Shareholders view substantial implementation in a way similar to how SEC staff does when reviewing requests for no-action letters under (i)(10). Where the shareholder specifies a range of percentages (10% to 25%), the staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end. Likewise the staff has found substantial implementation when the shareholder proposal includes no specific guidance.

The SEC's vacated rule on proxy access, Rule 14a-11, was well over 400 pages long. Proxy access proponents are limited to 500 words. By design, proxy proposals must be primarily focused on principles. This results in a good process, where the procedures required are left to management to design in a way that meets the company's specific situation.

IPG claims the term "beneficial ownership" is not defined in the proposal and is therefore "vague, indefinite and inherently misleading in and of itself, without regard to the No Additional Restrictions Provision." They speculate that a shareholder might be "very surprised" to find that a 5% beneficial owner might be ineligible for proxy access because of how it holds or hedges its securities. We trust the board of IPG to design its bylaws to take a conservative approach. For example, 100% of bylaws adopted to date measure ownership on a "net long" basis.

IPG also claims the number of directors to be nominated is vague because the board could, for example, round fractions up or down to the nearest "whole nominee." This is another attempt at obfuscation. All proxy access bylaws to date round down, as did Rule14a-11. IPG provides no evidence the terms regarding the number of directors to be nominates are materiality false or misleading.

With regard to complying with solicitation rules, assuming liability and providing indemnification relating to nominations, the vast majority of companies require nominating shareholders to make similar representations and agreements with the company. IPG provides no evidence supporting their contention that the proposal's provisions regarding indemnification, which are identical to those of most proxy access proposals, are materially false or misleading.

Finally, IPG raises an odd specter regarding the proposal's provision that a nominator must "continuously for at least three years before submitting the nomination" own 3% of the Company's outstanding common stock. Under IPG's professed reading, the Company would not be precluded from adopting bylaws that would allow a shareholder who held for three years but sold before submitting a nomination to still be able to submit the nomination and have it included. Dozens of bylaws have been enacted as a result of this identical language being submitted to companies and their shareholders. No board has interpreted such a directive from shareholders to mean nominating shareholders don't need to own stock when they make their nominations.

Based on the facts, as stated above, IPG has *not* substantially met the burden of demonstrating objectively that Mr. Steiner's proposal on shareholder proxy access is materially or materially false or materially misleading. This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Robert Dobson <rdobson@interpublic.com>

[IPG – Rule 14a-8 Proposal, December 10, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

WILLKIE FARR & GALLAGHER LLP

MICHAEL A. SCHWARTZ
212 728 8267
mschwartz@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 15, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Interpublic Group of Companies, Inc.*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client, The Interpublic Group of Companies, Inc., a Delaware corporation (the "**Company**"), which requests confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 ("**Rule 14a-8**") under the Securities Exchange Act of 1934 (the "**Exchange Act**"), the Company excludes the enclosed stockholder proposal and supporting statement (the "**Proposal**") submitted by Kenneth Steiner (the "**Proponent**") from the Company's proxy materials for its 2016 annual meeting of stockholders (the "**2016 Proxy Materials**").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "**Board**") adopt, and present to the Company's shareholders for their approval, a "proxy access" bylaw requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to the bylaw. The Proposal sets forth various criteria for the bylaw to meet; it further directs the Board, in crafting the requested bylaw, that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations" (the "**No Additional Restrictions Provision**").

A copy of the Proposal, including the introductory and supporting language of the Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and thus materially false and misleading in violation of Rule 14a-9.

I. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

The Staff has consistently taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("**SLB 14B**"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting for or against"). The Staff has further explained that a stockholder proposal can be sufficiently misleading and subject to multiple interpretations and therefore excludable under Rule 14a-8(i)(3) when the company and its stockholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal is vague, indefinite and misleading in at least the following respects, each of which is described below in more detail:

- The Proposal contemplates that the Board will fashion a bylaw provision meeting the criteria set forth in the Proposal. In order to implement the Proposal's criteria in a form definite enough to function as, and be enforced as, a corporate bylaw, the Board will have to flesh out the general directive that the Board adopt a "proxy access" bylaw that meets those criteria. The No Additional Restrictions Provision is vague, indefinite and misleading because it is susceptible of multiple interpretations and because neither the shareholders when voting on the Proposal nor the Board when fashioning the requested bylaw would know what terms or provisions of the requested bylaw would constitute "additional restrictions" prohibited by the No Additional Restrictions Provision.

- Various terms or provisions included in the Proposal's criteria that the requested bylaw must meet commonly have multiple meanings or interpretations. In order to implement the Proposal's criteria in a form definite enough to function as, and be enforced as, a corporate bylaw, the Board will have to make decisions as to the definitions, meanings or operation of significant terms or elements of these criteria, and in making these decisions the Board will not know whether its decisions are contrary to the No Additional Restrictions Provision. In particular, the following terms or provisions of the Proposal's criteria are rendered vague, indefinite and misleading by virtue of the No Additional Restrictions Provision:

    - The definition of the term "beneficial ownership,"

    - Fixing the precise number of shareholder nominees to be included in the Company's proxy materials,

    - The meaning of the Nominator's certification that it will "assume" certain liability arising from its communications with the Company's shareholders,[1] and

    - The continuity of ownership requirement for the Nominator.

- Additionally, the term "beneficial ownership" is vague, indefinite and misleading in and of itself, without regard to the No Additional Restrictions Provision, because it is not defined in the Proposal and is subject to multiple interpretations such that the Company's shareholders, if asked to vote on the Proposal, would be unable to determine the Proposal's scope.

---

[1] "Nominator" is defined in the Proposal to mean "a shareholder or an unrestricted number of shareholders forming a group" who may nominate any person for election to the Board.

A. The No Additional Restrictions Provision is vague, indefinite and misleading.

1. The No Additional Restrictions Provision is susceptible of multiple meanings.

The No Additional Restrictions Provision provides: "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations." The double negative construction of this sentence is confusing and susceptible of multiple meanings, including, at least, the following:

a. The No Additional Restrictions Provision might be read to be limited strictly to restrictions that relate to the nominees that might be nominated or re-nominated under the requested bylaw. To read it this way, one would in effect read into the sentence (as being understood) the following underlined words: "[n]o additional restrictions <u>relating to board nominees</u> that do not apply to other board nominees should be placed on these nominations or re-nominations." This reading seems to depart from the sense of the original because the original language states that the restrictions are not to be "placed on these nominations or re-nominations"; it does not state that the restrictions are not to be "placed on board nominees." Nonetheless, based on this narrow reading, the provision would not allow, for example, an age limit for nominees under the requested bylaw unless that age limit were to apply to all Board nominees, not just those nominated under the bylaw. However, under this narrow reading of the No Additional Restrictions Provision, the provision would not prohibit restrictions on any other aspect of "nominations or re-nominations," such as the eligibility of the Nominator or the manner in which the nomination or re-nomination is made; and, by implication, might be read as permitting restrictions on these other aspects of nominations or re-nominations. For example, this narrow reading of the No Additional Restrictions Provision would not prohibit a provision that voids nominations or re-nominations if the Nominator (including all members of a group of shareholders) fails to attend the relevant shareholders meeting and formally make the nomination in person at the meeting.

b. A broader reading of the No Additional Restrictions Provision is that it applies to <u>any</u> restrictions that might be "placed on these nominations or re-nominations" and that are additional to the restrictions (whatever they may be) included in the Proposal. In this reading, the phrase "that do not apply to other board nominees" serves as an exception, such that if a restriction relates to a Board nominee it will only be permitted if it applies to any and all Board nominees and if the restriction applies to any other aspect of a nomination, such as the eligibility of a Nominator or compliance with the informational or certification requirements, it would not be permitted, without exception, if it constituted an "additional restriction." It would be permissible under this reading of the No Additional Restrictions Provision to impose, for example, an age limit for nominees under the requested bylaw so long as the age limit applies equally to any and all other Board nominees. Also, under this broader reading, in which the additional restrictions that are prohibited are not limited to those that relate to Board nominees, the No Additional Restrictions Provision would prohibit a provision that voids nominations or re-nominations if the Nominator (including all members of a group of shareholders) fails to attend the relevant shareholders meeting and formally make the nomination at the meeting in person.

c. Yet another broad reading of the No Additional Restrictions Provision is that it applies to any restrictions (additional to those in the Proposal) imposed on any aspect of a nomination or re-nomination, including matters relating to the nominee, to the Nominator or to the manner in which the nomination is made. The provision would prohibit the imposition of such a restriction unless it applied equally both to nominations under the requested bylaw and to any other nomination (including nominations by a shareholder under the existing provisions of the Company's bylaws and nominations by the Board). To read it this way, one would in effect read into the sentence (as being understood) the following underlined words: "[n]o additional restrictions that do not apply to the nomination or re-nomination of other board nominees should be placed on these nominations or re-nominations." This appears to be closer to the sense of the actual language of the No Additional Restrictions Provision because it preserves the sense of the original that restrictions are not to be placed "on these nominations or re-nominations." In this reading, the phrase "that do not apply to the nomination or re-nomination of other board nominees" serves as an exception, and allows restrictions on any aspect of nominations and re-nominations, including matters relating to the nominee, to the Nominator or to the manner in which the nomination is made, so long as they are imposed not only on nominations under the requested proxy access bylaw but also on other nominations. Under this reading, the No Additional Restrictions Provision would prohibit a restriction that applies only to the requested bylaw and voids nominations or re-nominations if the Nominator (including all members of a group of shareholders) fails to attend the relevant shareholders meeting and formally make the nomination at the meeting in person. Conversely, such a provision would not be prohibited in the requested bylaw if the same provision were to apply to all Board nominations, however made.

Given the confusing construction of the No Additional Restrictions Provision, all of these readings of the provision, and others, are plausible, and it is impossible to tell from the Proposal without guessing which is intended. Yet each of these readings results in very different outcomes, and the fact that there are multiple interpretations makes the Board's task of fashioning the requested bylaw impossible since it will never know if it is complying with the No Additional Restrictions Provision. Consequently, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

2. The term "additional restrictions" is vague and indefinite.

In order to understand the meaning of "additional restrictions," it is necessary to understand which "restrictions" the Proposal refers to. And once it is understood which restrictions the Proposal refers to, it is necessary to understand what restrictions would be "additional." None of this is clear from the Proposal.

The Proposal sets forth criteria that broadly fall into the following categories: (i) the share ownership requirement for a shareholder's or group's eligibility to nominate, (ii) the number of nominees that must be included in proxy materials, (iii) the deadline for submitting the nomination notice, (iv) the Disclosure to be included in the nomination notice,[2] (v) certain certifications required to be made by the Nominator, (vi) the Statement that can be included in the proxy materials,[3] and (vii) specific matters as to which the Board should adopt procedures: promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations and the priority given to multiple nominations exceeding the one-quarter limit. Items (i) through (vi) above appear to be, or in part to embody, restrictions on the nomination right to be granted by the requested bylaw.

Item (vii), however, presents a significant interpretive problem. The specific language of this criterion is: "The Board should adopt procedures for promptly resolving disputes over whether the notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit." It is not at all clear whether this directive constitutes a "restriction" or whether, if the Board were to adopt any procedure for resolving other disputes (for example, disputes over whether a Nominator satisfied the 3% eligibility criterion or over the adequacy of a Nominator's certifications), or any other procedure that did not involve dispute resolution, such other procedure adopted by the Board would be an "additional" restriction and would violate the No Additional Restrictions Provision.

Moreover, it is not clear whether "additional restrictions" refers only to restrictions other than those specifically addressed in the Proposal, as listed above, or whether it refers to any "restriction" that is imposed in connection with fleshing out any of the foregoing criteria in order to develop provisions that can function as, and be enforced as, a corporate bylaw. For example, the Proposal requires that a Nominator must give the Company "proof it owns the required shares." In fashioning the requested bylaw, the Board might conclude that, in order to provide for certainty of application and to minimize potential disputes, it is necessary or desirable to include the specific means (such as those in Rule 14a-8(b)(2)) by which shareholders or groups of shareholders must demonstrate their requisite ownership. Such a procedure would necessarily impose requirements on each shareholder or group seeking to make a nomination, such as having to obtain letters or statements as to continuous ownership from banks or brokers, and it is not clear whether these requirements would constitute "additional restrictions" that would violate the No Additional Restrictions Provision.

---

2 The Proposal defines the "Disclosure" as the information that must be given by the Nominator to the Company pursuant to the Company's bylaws and any Commission rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares.

3 The Proposal defines "Statement" as a statement, not exceeding 500 words, in support of a Nominator's nominees that the Nominator may submit to the Company along with the Disclosure.

B. The term "beneficial ownership" is vague, indefinite and misleading.

1. In light of the No Additional Restrictions Provision.

The Proposal requires that the Nominator has "beneficially owned 3% or more of the Company's outstanding common stock...." Although it is a key factor in determining a Nominator's eligibility, the term "beneficial ownership" is not defined in the Proposal. The Board, therefore, is called upon by the Proposal to provide a useful and workable definition, but in light of the No Additional Restrictions Provision it is not clear how the Board would choose a definition without violating the Proposal itself.

There are many ways in which ownership can be defined, including definitions found in the securities laws and a vast variety of commercial and governance settings. Some of these definitions are more restrictive than others, such that a person or group might be deemed eligible to make nominations under one definition but not under another. If the Board were to choose a definition that in some respects is more restrictive than another definition, it would not know whether it was violating the No Additional Restrictions Provision.

For example, the Board might consider that many shareholders, in contemplating the meaning of beneficial ownership in the context of "proxy access," might think about the eligibility standard established in Rule 14a-8. Under that standard, a shareholder who has continuously "held" for at least one year either $2,000 in value of a company's shares or 1% of the company's shares outstanding, is entitled to have a qualifying proposal (but not a nomination) included in the company's proxy materials. Since the proxy access bylaw requested by the Proposal in effect would extend the Rule 14a-8 shareholder proposal right to nominations, the Rule 14a-8 standard might be an attractive basis on which to define "beneficial ownership."

Another very plausible definition of "beneficial ownership," however, might be derived from the standard adopted by the Commission in vacated Exchange Act Rule 14a-11 ("**Rule 14a-11**") for determining a nominating shareholder or group's eligibility under the 3% test in that rule. The Rule 14a-11 standard, which was carefully calibrated by the Commission to take into account specific concerns raised in the proxy access context, would also be a very attractive basis on which to model a beneficial ownership definition. However, Rule 14a-11's ownership standard is more restrictive than the Rule 14a-8 standard in a number of ways. Among other things, any short position that a prospective proponent establishes will reduce its ownership under Rule 14a-11 (*see Instruction 3 to Rule 14a-11(b)(1)*), whereas short positions are not taken into account for eligibility purposes under Rule 14a-8. Because a standard based on Rule 14a-11 is more restrictive than one based on Rule 14a-8, the Board would violate the No Additional Restrictions Provision, or at least would not know if it was violating the No Additional Restrictions Provision, if it were to choose a standard based on Rule 14a-11.

Although it would be less restrictive than a definition based on Rule 14a-11, a definition based on Rule 14a-8 would also be problematic. As required under the SEC's proxy rules, the Company includes in its annual meeting proxy statements a beneficial ownership table for its directors and executive officers and for 5% beneficial owners of its shares. The "beneficial ownership" standard used for this table (which would appear in the same proxy statement as the

Proposal if the Proposal is not excluded) is the "beneficial ownership" definition found in Exchange Act Rule 13d-3 ("**Rule 13d-3**"). This definition is substantially less restrictive than one based on Rule 14a-8 because a person beneficially owns shares if the person has, among other things, the right to vote or direct the voting of the shares, or the right to dispose or direct the disposition of the shares. Under a definition based on Rule 13d-3, for example, an investment adviser would "beneficially own" the shares held in client accounts where it had either voting or dispositive power over the shares, whereas such ownership by an investment adviser would not qualify it for proxy access under a definition based on Rule 14a-8.

Alternatively, while the Board could adopt the broader Rule 13d-3 definition for the requested bylaw, that definition itself is more restrictive than the definitions of beneficial ownership found in virtually all shareholder rights plans today because virtually all rights plan definitions of beneficial ownership, for example, do not limit beneficial ownership through options and other acquisition rights to options and rights that are exercisable within 60 days.

Regardless of the definition the Board might choose in implementing the Proposal by fashioning a bylaw for presentation to the Company's shareholders, the chosen definition most certainly would in some respects be more restrictive than some other plausible definition and as a result the Board would violate, or not know whether it was violating, the No Additional Restrictions Provision.

2. ***Without regard to the No Additional Restrictions Provision.***

Further, the fact that "beneficial ownership" is not defined makes it vague, indefinite and inherently misleading in and of itself, without regard to the No Additional Restrictions Provision. As set out above, the term "beneficial owner" may have a host of different meanings, including those found in Rules 14a-8, 14a-11 and 13d-3, on which the Proposal provides no guidance.

A shareholder voting on the Proposal might well believe that a person or group that has been listed in the Company's last three proxy statements as the "beneficial owner" of more than 5% of the Company's common stock would be eligible for proxy access. That same shareholder might be very surprised to find, however, that that 5% beneficial owner is ineligible for proxy access because its holdings were partly in options or convertible securities and the Board had made the same choice that the Commission made in adopting the Rule 14a-11 ownership standard for proxy access purposes. The lack of specificity regarding "beneficial ownership" and the wide range in eligibility outcomes under various possible definitions means that the Board's implementation of the Proposal might be significantly different than what was envisioned by the shareholders voting on the Proposal and therefore excludable under Rule 14a-8(i)(3). See *Fuqua Industries, Inc.* (Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal"); SLB 14B (exclusion may be appropriate under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

C. Number of directors to be nominated is vague, indefinite and misleading in light of the No Additional Restrictions Provision.

The Proposal states that "the number of shareholder-nominated candidates appearing in proxy materials should not exceed one-quarter of the directors then serving or two, whichever is greater." Because the "one-quarter" limit applies to the number of directors on the Board, it is not clear how the Board would be expected to treat any circumstance where 25% would result in a fractional number. Since no clarification is contained in the Proposal, the Board would have to resolve the issue in the bylaw requested by the Proposal, and in doing so choose between violating an express criterion of the proposal or the No Additional Restrictions Provision.

The Company currently has 10 directors, one quarter of which results in 2.5 nominees to the Board. It is unclear under the Proposal whether 2.5 should be rounded up to 3 nominees or rounded down to 2 nominees. The Board would have to make the choice, and the shareholders asked to vote on the Proposal would not know whether they were voting to request a bylaw allowing (at the Board's current size) 2 or 3 shareholder-designated nominees to be presented in the Company's proxy materials.

Moreover, if the Board were to determine to round fractions up or down to the nearest "whole nominee," the Board would not know whether it was complying with the requirements of the Proposal or not. For example, with the Company's Board of 10 directors, rounding up would result in allowing 3 shareholder-designated nominees. However, this rounding arguably results in shareholder-designated nominees constituting 30% of the Board, beyond the Proposal's applicable limit of "one-quarter of the directors then serving." Rounding down would result in 2 nominees, or less than one-quarter of the Board, potentially violating the No Additional Restrictions Provision. The Board would be faced with the dilemma of having to select between these two potential violations of the Proposal, as well as a possible implementation of the Proposal that might be significantly different than what was envisioned by the shareholders voting on the Proposal.

D. The required certification that the Nominator will assume liability is vague, indefinite and misleading in light of the No Additional Restrictions Provision.

The Proposal states that the Nominator must certify that it will "assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders." The meaning and scope of this provision is not clear, nor is it clear how the Board can clarify this language without violating the No Additional Restrictions Provision.

Because the Proposal's description of this certification does not identify whose liability the Nominator will assume, it is not actually clear whether persons other than the Nominator, or which persons other than the Nominator, who suffer liability as a result of the Nominator's solicitation materials will benefit from the Nominator's "assumption" of liability or on what terms that liability may be assumed. It is not clear, for example, whether the Nominator must indemnify the Company for any amounts the Company is forced to pay; whether there are circumstances in which payment would not be made or would be limited; whether this "assumption" applies only if the Nominator is permitted to defend the parties who might be liable; whether the Nominator's payment of the liability is required before the person liable must pay it, immediately after the person liable pays it, or only after the exhaustion of all appeals; or whether costs and expenses are included in the "assumption" of liability. The Board would need to expand on the assumption of liability concept in order to flesh out this requirement of the Proposal, but the Board would not know whether any particular clarification or supplementation (such as an express indemnity for costs, expenses, fees and losses, or some subset thereof, resulting from the Nominator's solicitation materials) constitutes an "additional restriction" on nominations and would therefore violate the No Additional Restrictions Provision. Similarly, the shareholders voting on the Proposal might expect that the Company would be held harmless in virtually all cases of liability stemming from the Nominator's solicitation materials, but the Board would not know whether it could implement that result due to the inherent ambiguity of the "assumption" language of the Proposal and the No Additional Restrictions Provision.

E. The continuity of ownership requirement is vague, indefinite and misleading in light of the No Additional Restrictions Provision.

The Proposal provides that a Nominator must "continuously for at least three years before submitting the nomination" beneficially own 3% or more of the Company's outstanding common stock. Again, this language is open to multiple definitions and interpretations, leaving the Board to guess at a continuity of ownership provision that would be consistent with the Proposal. The Proposal's language only specifies a continuous holding period of three years "before" submitting the nomination, which would potentially allow <u>any</u> prior three-year period of continuous ownership to enable a Nominator to submit a nominee, not just the three years leading up to and including the day of the submission. As written, it is unclear from the Proposal whether a shareholder who held 6% of the Company's shares continuously for six years but sold more than half of its holdings one day before (or three months before) submitting a nomination would be still be eligible to submit the nomination.

The Proposal's use of the word "before" leaves an ambiguity that, in order to avoid uncertainty of application and potentially time-consuming and costly disputes, the Board would be responsible for clarifying in any bylaw that it adopts. If the Board were to borrow from Rule 14a-8(b)(1) and specify in the requested bylaw that the requisite shares must have been held continuously for at least three years as of the date the shareholder or group submits the proposal, such a determination could be viewed as an additional restriction on the persons who can submit a nomination, and the Board would not know whether it had violated the No Additional Restrictions Provision. Conversely, if the Board were to clarify that continuous ownership for <u>any</u> period prior to submission of a nomination would meet the requirement, any number of shareholders who voted on the Proposal might be surprised to find that a nomination was being made by a person who only held 100 shares, rather than 3%, at the time of nomination and for some time before making the nomination.

* * *

As outlined above, the No Additional Restrictions Provision of the Proposal, and a number of key terms in light of the No Additional Restrictions Provision – the definition of beneficial ownership, the determination of the number of nominees to be included in the Company's proxy materials, the Nominator's assumption of liability and the determination of the continuity of ownership requirement – are vague, indefinite or susceptible to multiple interpretations. These ambiguities raise questions such as whether a shareholder who no longer owns more than a few shares will be permitted to nominate directors for inclusion in the Company's proxy materials; whether a shareholder who beneficially owns 3% of the Company's shares solely through options or who owns 3% but has fully hedged its position can nominate under the requested bylaw; and whether two or three directors can be nominated under the bylaw. These ambiguities are about material matters, and each and all together render the Proposal materially false and misleading such that it should be excluded under Rule 14a-8(i)(3).

II. The Proposal may not be revised as the defects in the Proposal are not easily corrected and would require revisions that would not be minor in nature.

In Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB 14**"), the Staff notes that it has a "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." Further, in Staff Legal Bulletin No. 14B (September 15, 2004) ("**SLB 14B**") the Staff again expresses its intent to limit the editing of shareholder proposals to "minor defects that could be corrected easily."

The Proposal specifically asks the Board to "adopt" a proxy access bylaw and imposes two requirements for doing so: (1) the bylaw must meet the criteria specified in the Proposal and (2) under the No Additional Restrictions Provision, certain undefined "additional restrictions" are not to be placed on the nominations. These criteria and the No Additional Restrictions Provision are central to the request the Proposal makes of the Board because they tell the Board what it should do and what it cannot do in fashioning the proxy access bylaw that the Proposal requests the Board to adopt. Revision or elimination of either of these would not be minor in nature because it would fundamentally alter the Proposal and result in a completely new proposal. Therefore, consistent with SLB 14 and SLB 14B, we respectfully ask that the Staff agree the Proposal should not be permitted.

CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal in its entirety from its 2016 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2016 Proxy Materials.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 728-8267 or mschwartz@willkie.com.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 728-8267 or mschwartz@willkie.com.

Very truly yours,

Michael A. Schwartz

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden
Andrew Bonzani, Esq.
Robert J. Dobson, Esq.
Gregory Astrachan, Esq.

Exhibit A

Copy of the Proposal and Related Correspondence

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 10, 2015 1:36 PM
To: Bonzani, Andrew (NYC-IPG)
Cc: Dobson, Robert (NYC-IPG)
Subject: Rule 14a-8 Proposal (IPG)``

Dear Mr. Bonzani,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

This message contains information which may be confidential and privileged. Unless you are the intended recipient (or authorized to receive this message for the intended recipient), you may not use, copy, disseminate or disclose to anyone the message or any information contained in the message. If you have received the message in error, please advise the sender by reply e-mail, and delete the message. Thank you very much.

Kenneth Steiner
FISMA & OMB Memorandum M-07-16

Mr. Andrew Bonzani
Corporate Secretary
The Interpublic Group of Companies, Inc. (IPG)
1114 Ave of the Americas
19th Floor
New York NY 10036
Phone: 212 704-1200
PH: 212 704 1350
FX: 212 403 7710

Dear Mr. Bonzani,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 at:
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10/25/15
Date

cc: Robert Dobson <rdobson@interpublic.com>
PH: (212) 704-1350
~~FX: (212) 704-2236~~

[IPG – Rule 14a-8 Proposal, December 10, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 15, 2015 12:56 PM
To: Dobson, Robert (NYC-IPG)
Cc: Bonzani, Andrew (NYC-IPG)
Subject: Rule 14a-8 Proposal (IPG) blb

Dear Mr. Dobson,
Please see the attached broker letter.
Sincerely,
John Chevedden

This message contains information which may be confidential and privileged. Unless you are the intended recipient (or authorized to receive this message for the intended recipient), you may not use, copy, disseminate or disclose to anyone the message or any information contained in the message. If you have received the message in error, please advise the sender by reply e-mail, and delete the message. Thank you very much.

TD Ameritrade

IPG

Post-it® Fax Note 7671

Date 12-15-15	# of pages ▶
To Robert Dobson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax # 212-405-7710	Fax # ***FISMA & OMB Memorandum M-07-16***

December 15, 2015

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stock in the above referenced account since July 1, 2014.

1. Interpublic Group of Companies, Inc. (IPG)
2. Lincoln National Corporation (LNC)
3. Telephone and Data Systems, Inc. (TDS)

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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